Exhibit 99.1

Cipher Pharmaceuticals Inc. Announces Changes to its Board of Directors

MISSISSAUGA, ON, Aug. 9, 2016 /CNW/ - Cipher Pharmaceuticals Inc. (NASDAQ: CPHR; TSX:CPH) ("Cipher") today announced certain changes to its board of directors (the "Board").

As previously disclosed, a special committee of the Board (the "Special Committee") was established to address the issues of the type referred to in an early warning report filed on July 5, 2016 by 1207407 Ontario Limited, a company wholly-owned by Dr. John D. Mull.

The Special Committee, after communications with a majority of shareholders and careful deliberation with its advisors, determined that a reconstitution of the Board was in the best interests of Cipher and its shareholders. Gerald P. McDole, Dr. William D. Claypool, Dr. Renee P. Tannenbaum and Rosemary A. Crane will step down from the Board effective immediately. Incumbent directors Stephen R. Wiseman, Dr. Stefan Aigner, Thomas G. Wellner and Dr. John D. Mull, will be joined on the Board by Mark Beaudet, Christian Godin and Harold Wolkin, each of whom will be appointed as a director with immediate effect.

"Cipher is extremely grateful to the outgoing directors for their conscientious service to the Board and wish them continued success in their professional endeavours," said Stephen Wiseman, chairman of the Special Committee.

"I am very pleased to welcome the new members of the Board and I thank my fellow Board members for working constructively towards this result and for their diligent service. Cipher's reconstituted Board is excited to continue the strategic review of Cipher's business with a view to enhancing value for all shareholders," said Dr. Mull.

The biographies of the new directors are listed below:

•	Mark Beaudet - Mark Beaudet is a co-founder of Paladin Labs Inc., a specialty pharmaceutical company focused on acquiring or in-licensing innovative pharmaceutical products, which was acquired by Endo International plc in 2014 for approximately $3.0 billion. Since Paladin's founding in 1996, Mr. Beaudet served as a member of its board of directors and as the company's Vice President of Sales and Marketing until 2011 when he became President and Chief Executive Officer. Following Endo's acquisition of Paladin, Mr. Beaudet joined the Endo International plc executive leadership team and continued to lead the Paladin team until his departure in June 2016. Prior to his work with Paladin, Mr. Beaudet held marketing management positions at Procter & Gamble Canada and Pizza Hut Canada. Mr. Beaudet is a member of the board of directors of the McGill University Health Center Foundation, Loyola High School and the Loyola High School Foundation. Mr. Beaudet also serves on the board of Altus Formulations Inc., a privately held drug formulation and development company. He is a former member of the board and former Chair of the Regulatory Affairs Committee of Innovative Medicines Canada (formerly Rx&D - Canada's Research Based Pharmaceutical Industry Association). Mr. Beaudet holds a B.Comm in Marketing and Entrepreneurship from McGill University and is recognized as a Certified Market Research Professional (CMRP) by the Canadian Market Research and Intelligence Association and as an Accredited Pharmaceutical Manufacturer's Representative by the Council for Continuing Pharmaceutical Education (CCPE). In 2003, Mr. Beaudet was a co-recipient of the Ernst and Young Entrepreneur of the Year award in the Quebec Life Sciences Sector. In 2015, Mr. Beaudet was inducted into the Canadian Healthcare Marketing Hall of Fame.
•	Christian Godin - Mr. Godin is Head of Equities at Montrusco Bolton Investments Inc. and sits on its board of directors. He is also a member of the Management Committee of Montrusco. Montrusco is a Montreal-based investment firm that has approximately $6.0 billion in assets under management. Prior to joining Montrusco in 2001, Christian worked for Merrill Lynch Canada where he was a director and senior equity research analyst. He also worked for Midland Walwyn Capital and CTI Capital. Christian holds a Bachelor of Business Administration from Université du Québec à Montréal and a Master of Science in Administration specialized in Finance from HEC Montréal.
•	Harold Wolkin - Mr. Wolkin is an accomplished investment banker and financial analyst with over 30 years of experience. Mr. Wolkin joined BMO Nesbitt Burns as a senior research analyst in 1983. He went on to serve as managing director in the Diversified Industries Group of BMO Capital Markets until January 2008. Most recently, Mr. Wolkin served as Executive Vice-President and Head of Investment Banking for Dundee Capital Markets. Mr. Wolkin has served on a number of public company and not-for-profit boards and currently serves as a director of Diamond Estates Wines & Spirits and Baylin Technologies Inc. He was the past President of the CFA Society of Toronto and has been a member of the Chartered Financial Institute since 1980. He is a member of the Institute of Corporate Directors.

About Cipher Pharmaceuticals Inc.
Cipher Pharmaceuticals (NASDAQ:CPHR; TSX:CPH) is a rapidly growing specialty pharmaceutical dermatology company with a diversified portfolio of commercial-stage products with the goal of becoming the most customer-centric dermatology company in North America.
Through multiple transactions, including the acquisition of Innocutis and its nine branded dermatology products, Cipher has built its U.S. commercial presence, expanded its Canadian dermatology franchise and broadened its pipeline. Cipher is well-capitalized to drive long-term, sustained earnings growth by leveraging its proven clinical development capabilities and efficient commercial execution. For more information, visit www.cipherpharma.com.

Forward-Looking Statements
Statements made in this news release may be forward-looking and therefore subject to various risks and uncertainties. The words "may", "will", "could", "should", "would", "suspect", "outlook", "believe", "plan", "anticipate", "estimate", "expect", "intend", "forecast", "objective", "hope" and "continue" (or the negative thereof), and words and expressions of similar import, are intended to identify forward-looking statements. Certain material factors or assumptions are applied in making forward-looking statements and actual results may differ materially from those expressed or implied in such statements. Factors that could cause results to vary include those identified in the Company's Annual Information Form, Form 40-F and other filings with Canadian and U.S. securities regulatory authorities. These factors include, but are not limited to, our ability to enter into in-licensing, development, manufacturing and marketing and distribution agreements with other pharmaceutical companies and keep such agreements in effect; our dependency on a limited number of products; integration difficulties and other risks if we acquire or in-license technologies or product candidates; reliance on third parties for the marketing of certain products; the product approval process is highly unpredictable; the timing of completion of clinical trials; reliance on third parties to manufacture our products; we may be subject to product liability claims; unexpected product safety or efficacy concerns may arise; we generate license revenue from a limited number of distribution and supply agreements; the pharmaceutical industry is highly competitive; requirements for additional capital to fund future operations; dependence on key managerial personnel and external collaborators; no assurance that we will receive regulatory approvals in the U.S., Canada or any other jurisdictions; certain of our products are subject to regulation as controlled substances; limitations on reimbursement in the healthcare industry; limited reimbursement for products by government authorities and third-party payor policies; various laws pertaining to health care fraud and abuse; reliance on the success of strategic investments and partnerships; the publication of negative results of clinical trials; unpredictable development goals and projected time frames; rising insurance costs; ability to enforce covenants not to compete; risks associated with the industry in which it operates; we may be unsuccessful in evaluating material risks involved in completed and future acquisitions; we may be unable to identify, acquire or integrate acquisition targets successfully; operations in the U.S.; inability to meet covenants under our debt obligations; compliance with privacy and security regulation; our policies regarding returns, allowances and chargebacks may reduce revenues; certain regulations could restrict our activities; additional regulatory burden and controls over financial reporting; reliance on third parties to perform certain services; general commercial litigation, class actions, other litigation claims and regulatory actions; being a foreign private issuer may limit the information available to U.S. shareholders; we may lose our foreign private issuer status which could result in significant additional costs; the potential violation of intellectual property rights of third parties; our efforts to obtain, protect or enforce our patents and other intellectual property rights related to our products; changes in U.S., Canadian or foreign patent laws; litigation in the pharmaceutical industry concerning the manufacture and supply of novel and generic versions of existing drugs; inability to protect our trademarks from infringement; shareholders may be further diluted; volatility of our share price; a significant shareholder; we do not currently intend to pay dividends; our operating results may fluctuate significantly; and our debt obligations will have priority over the Common Shares in the event of a liquidation, dissolution or winding up. All forward-looking statements presented herein should be considered in conjunction with such filings. Except as required by Canadian or U.S. securities laws, the Company does not undertake to update any forward-looking statements; such statements speak only as of the date made

SOURCE Cipher Pharmaceuticals Inc.

%CIK: 0001358575

For further information: Investors: In Canada: Craig Armitage, LodeRock Advisors, (416) 347-8954, craig.armitage@loderockadvisors.com; In the United States: Thomas Hoffmann, The Trout Group LLC, (646) 378-2931, thoffmann@troutgroup.com; Media: Mike Beyer, Sam Brown Inc., (312) 961-2502, mikebeyer@sambrown.com

CO: Cipher Pharmaceuticals Inc.

CNW 07:00e 09-AUG-16